eMagin Corporation
10500 N.E. 8 th Street, Suite 1400,
Bellevue, WA 98004

May 27, 2009

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	eMagin Corporation (the “Company”)
Registration Statement on Form S-1
Filed April 29, 2008
File No. 333-150511

Ladies and Gentlemen:

The Company previously filed the above-referenced Form S-1 registration statement and hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. The Company requests this withdrawal due to a change in circumstances in connection with the Company’s registration. Please apply the Company’s filing fee to its account with the SEC.

If you have any questions concerning this matter, please contact the, Richard A. Friedman, Esq., of Sichenzia Ross Friedman Ference LLP, the Company’s attorneys, at (212) 930-9700.

Thank you for your assistance in this matter.

eMagin Corporation

By:	/s/ Paul Campbell
Paul Campbell
Chief Financial Officer